SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)



        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
            13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(b)

                           (Amendment No. __________)



                            TF FINANCIAL CORPORATION
                            ------------------------
                                (Name of Issuer)




                     Common Stock $0.10 Par Value Per Share
            ---------------------------------------------------------
                         (Title of Class of Securities)




                                   872391 10 7
                      --------------------------------------
                                 (CUSIP Number)

-----------------------------------------------------                          --------------------------------------------------

CUSIP No.  872391 10 7                                           13G             Page 1 of 5 Pages
-----------------------------------------------------                          --------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
           1             NAME OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                         John R. Stranford

-----------------------------------------------------------------------------------------------------------------------------------
           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a)  |_|
                                                                                                                         (b)  |_|
                         N/A
-----------------------------------------------------------------------------------------------------------------------------------
           3             SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
           4             CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States
-----------------------------------------------------------------------------------------------------------------------------------
                               5          SOLE VOTING POWER
      NUMBER OF
        SHARES                                                 86,691 Shares
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
     PERSON WITH

                       ------------------------------------------------------------------------------------------------------------
                               6          SHARED VOTING POWER
                                                              20,000 Shares
                       ------------------------------------------------------------------------------------------------------------
                               7          SOLE DISPOSITIVE POWER
                                                                189,857 Shares
                       ------------------------------------------------------------------------------------------------------------
                               8          SHARED DISPOSITIVE POWER
                                                               20,000 Shares
-----------------------------------------------------------------------------------------------------------------------------------
           9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                189,857 Shares
-----------------------------------------------------------------------------------------------------------------------------------
          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES                                                                                   |X|


-----------------------------------------------------------------------------------------------------------------------------------
          11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                              5.77 %
-----------------------------------------------------------------------------------------------------------------------------------
          12             TYPE OF REPORTING PERSON

                                                IN
-----------------------------------------------------------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
---------------------------

         TF Financial Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

         3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(a).  Name of Person Filing:
----------------------------------

         John R. Stranford

Item 2(b). Address of Principal Business Office or, if None,
------------------------------------------------------------
           Residence:
           ----------

         3 Penns Trail, Newtown, Pennsylvania 18940

Item 2(c).  Citizenship:
------------------------

         United States

Item 2(d).  Title of Class of Securities:
-----------------------------------------

         Common Stock, $0.10 par value per share.

Item 2(e).  CUSIP Number:
-------------------------

         872391 10 7
Item 3.
-------

         Not Applicable.

Item 4.  Ownership:
-------------------

         The following information relates to Mr. Stranford's ownership as of December 31, 1997.

         (a)      Amount beneficially owned:

                  189,857 shares

         (b)      Percent of Class:

                  5.77%

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote
                          86,691 shares

                  (ii)   Shared power to vote or to direct the vote
                         20,000*  shares

                  (iii) Sole power to dispose or to direct the disposition of 189,857 shares

                  (iv) Shared power to dispose or to direct the disposition of 20,000* shares

     * These shares are owned by the Third Federal Savings Bank Employee Retirement Plan Trust (the "Trust"). Mr. Stranford is one of four trustees of the Trust and disclaims beneficial ownership of such shares.

Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company:
         ---------------------------------------------------------

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group:
-------------------------------------------------------------------

         Not Applicable.

Item 9.  Notice of Dissolution of Group:
----------------------------------------

         Not Applicable.

Item 10.  Certification:
------------------------

         Not Applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 20, 1998                     /s/ John R. Stranford
                                            ------------------------------------
                                            John R. Stranford